Exhibit 99.1

Akari Therapeutics Announces Appointment of Chief Financial Officer

NEW YORK and LONDON,  July 1, 2020 (GLOBE NEWSWIRE) -- Akari Therapeutics, Plc (“Akari” or the “Company”) (NASDAQ:AKTX), a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat orphan autoimmune and inflammatory diseases where complement and/or leukotriene systems are implicated, today announced the appointment of Torsten Hombeck, Ph.D., as Chief Financial Officer and member of the Company’s executive team.

Dr. Hombeck has over two decades of biopharmaceutical industry experience in financial management and strategic planning, including several senior executive positions where he was responsible for finance, strategy, business and corporate development, and commercialization primarily in the U.S., Dr. Hombeck will be based out of Akari’s New York City office and will also be responsible for investor relations and business development.

“Torsten brings a deep understanding of financial strategy, the capital markets and business development to Akari. We are delighted to have him as a permanent member of Akari’s executive leadership team. His appointment comes at a time of significant company opportunity and growth.

His business and financial expertise will be instrumental in helping us to further develop the Company,” said Clive Richardson, Chief Executive Officer of Akari Therapeutics.

“I am very pleased to be joining Akari at this exciting stage of its development. Akari is developing promising therapies with the potential to change the lives of patients in a number of orphan inflammatory diseases with significant unmet need,” said Dr. Hombeck. “I look forward to maximizing the Company’s strategic and financial objectives.”

Dr. Hombeck has extensive experience in the biotechnology industry, finance, capital markets and M&A transactions as well as clinical and commercial drug development and regulatory filings. His previous positions include Chief Commercial and Strategy Officer and Managing Director at Promethera Biosciences, a private biopharmaceutical company, and Co-Chief Executive Officer and Chief Business Officer at Cytonet where he played an integral role in its acquisition by Promethera in 2016. Dr. Hombeck also served as Chief Financial Officer at both Agennix and GPC Biotech. He holds a Masters in Business Administration and a Ph.D. in Finance.

About Akari Therapeutics
Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, nomacopan (formerly known as Coversin), is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity.

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this press release. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; our ability to enter into collaborative, licensing, and other commercial relationships and on terms commercially reasonable to us; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected; risks associated with the impact of the outbreak of coronavirus; risks associated with the SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

Investor Contact:

Peter Vozzo
Westwicke
+1 (443) 213-0505
peter.vozzo@westwicke.com

Media Contact:

Sukaina Virji / Lizzie Seeley
Consilium Strategic Communications
+44 (0)20 3709 5700
Akari@consilium-comms.com